UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NXP Semiconductors N.V.

(Name of Issuer)

COMMON STOCK NOMINAL VALUE €.20 PER SHARE

(Title of Class of Securities)

N6596X109

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6596X109
1	Names of Reporting Person: AlpInvest Partners B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 6,438,284
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,438,284
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,438,284
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.56%*
12	Type of Reporting Person (See Instructions) CO

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of December 31, 2012 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on February 6, 2013) and based on outstanding share count and ownership amount as of the date hereof. As of December 31, 2012, the ownership percentage was 3.18%. See Item 4.

CUSIP No. N6596X109
1	Names of Reporting Person: AlpInvest Partners Beheer 2006 B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 6,438,284
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,438,284
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,438,284
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.56%*
12	Type of Reporting Person (See Instructions) CO

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of December 31, 2012 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on February 6, 2013) and based on outstanding share count and ownership amount as of the date hereof. As of December 31, 2012, the ownership percentage was 3.18%. See Item 4.

CUSIP No. N6596X109
1	Names of Reporting Person: AlpInvest Partners CSI 2006 Lion C.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 6,385,651
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,385,651
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,385,651
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.54%*
12	Type of Reporting Person (See Instructions) PN

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of December 31, 2012 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on February 6, 2013) and based on outstanding share count and ownership amount as of the date hereof. As of December 31, 2012, the ownership percentage was 3.15%. See Item 4.

CUSIP No. N6596X109
1	Names of Reporting Person: AlpInvest Partners Later Stage II-A Lion C.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 52,633
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 52,633
9	Aggregate Amount Beneficially Owned by Each Reporting Person 52,633
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.02%*
12	Type of Reporting Person (See Instructions) PN

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of December 31, 2012 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on February 6, 2013) and based on outstanding share count and ownership amount as of the date hereof. As of December 31, 2012, the ownership percentage was 0.03%. See Item 4.

Item 1.
	(a)	Name of issuer:

NXP Semiconductors N.V.

	(b)	Address of issuer’s principal executive offices:

High Tech Campus 60, 5656 AG Eindhoven, The Netherlands

Item 2.

	(a)	Name of person filing:

AlpInvest Partners B.V. AlpInvest Partners Beheer 2006 B.V. AlpInvest Partners CSI 2006 Lion C.V. AlpInvest Partners Later Stage II-A Lion C.V.

	(b)	Address or principal business office or, if none, residence:

The principal business office for all persons filing is: c/o AlpInvest Partners Jachthavenweg 118 1081 KJ Amsterdam The Netherlands

	(c)	Citizenship:

See Item 4 of each cover page

	(d)	Title of class of securities:

Common stock, nominal value €.20 per share

	(e)	CUSIP No.:

N6596X109

Item 3.

Not applicable

Item 4.	Ownership.

(a) Amount beneficially owned:

AlpInvest Partners CSI 2006 Lion C.V. owns 6,385,651 shares of the Issuer’s common stock as of the date hereof and owned 7,938,871 shares of the Issuer’s common stock as of December 31, 2012. AlpInvest Partners Later Stage II-A Lion C.V. owns 52,633 shares of the Issuer’s common stock as of the date hereof and owned 65,435 shares of the Issuer’s common stock as of December 31, 2012. AlpInvest Partners Beheer 2006 B.V. is the general partner of each of AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A Lion C.V. AlpInvest Partners B.V. is the sole shareholder and managing director of AlpInvest Partners Beheer 2006 B.V. Because of the foregoing relationships, each of AlpInvest Partners Beheer 2006 B.V. and AlpInvest Partners B.V. may be deemed to beneficially own all of the shares of the Issuer’s common stock held by AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A Lion C.V. Because each of AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A Lion C.V. are parties to the shareholders’ agreement described in Item 8, each of AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A Lion C.V., together with AlpInvest Partners Beheer 2006 B.V. and AlpInvest Partners B.V., may be deemed to beneficially own all of the shares of the Issuer’s common stock held by the other parties to such shareholders’ agreement.

(b) Percent of class:

See Item 11 of each cover page

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See Item 4 above

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A Lion C.V. (collectively, the “AlpInvest Parties”) are, together with funds and entities advised by Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Bain Capital Partners, LLC (“Bain”), Apax Partners LLP (“Apax”) and Silver Lake Management Company, L.L.C. (“Silver Lake,” with the funds and entities advised by KKR, Bain, Apax and Silver Lake being referred to as the “Other Parties”), Koninklijke Philips Electronics N.V. and PPTL Investment LP (together, the “Philips Parties”), NXP Co-Investment Partners L.P. and NXP Co-Investment Investor S.à.r.l. (together, the “Co-Investors”) and Stichting Management Co-Investment NXP (the “Management Foundation”), parties to a shareholders’ agreement (the “Shareholders’ Agreement”) with respect to the Issuer. Among other things, the Shareholders’ Agreement requires the parties to vote their shares of the Issuer’s common stock for directors that are designated in accordance with the provisions of the Shareholders’ Agreement. The Shareholders’ Agreement also contains certain provisions relating to drag-along and tag-along rights and transfer restrictions more generally among the parties thereto and permits certain parties thereto to nominate persons to an investors committee established by the parties thereto (the “Investors Committee”), which has approval rights over certain actions proposed to be taken by the parties as set out therein. The share ownership reported for the filing persons reporting on this Schedule 13G/A does not include any shares owned by the Other Parties, the Co-Investors, the Philips Parties or the Management Foundation, except to the extent already disclosed in this Schedule 13G/A. Each of the filing persons reporting on this Schedule 13G/A disclaims beneficial ownership of any shares of the Issuer’s common stock owned by the Other Parties, the Co-Investors, the Philips Parties and the Management Foundation, except to the extent already disclosed in this Schedule 13G/A.

Kings Road Holdings IV, L.P., NXP Co-Investment Partners II, L.P., NXP Co-Investment Partners III, L.P., NXP Co-Investment Partners IV, L.P., TCW/NXP Co-Investment Partners IV, L.P., TCW/NXP Co-Investment Partners IVB, L.P., NXP Co-Investment Partners VII, L.P., NXP Co-Investment Partners VIII, L.P. and OZ NXP Investment, Ltd (collectively, the “Co-Investment Parties”), the AlpInvest Parties and the Other Parties are parties to an agreement (the “Co-Investment Agreement”) with respect to shares of common stock of the Issuer. Pursuant to the Co-Investment Agreement, without the approval of the Investors Committee, the Co-Investment Parties are generally prohibited from selling for six months after the initial public offering of the Issuer the shares of the Issuer’s common stock held by them as of the date of the initial public offering of the Issuer and, thereafter, may only sell those shares in accordance with certain volume and other limitations set out in the Co-Investment Agreement. The volume and other limitations terminate 15 months after completion of the initial public offering of the Issuer, after which time the Co-Investment Parties may freely sell their shares without restriction under the agreement. The share ownership reported for the filing persons reporting on this Schedule 13G/A does not include any shares owned by the Co-Investment Parties, and each of the filing persons reporting on this Schedule 13G/A disclaims beneficial ownership of any shares of the Issuer’s common stock owned by the Co-Investment Parties.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ALPINVEST PARTNERS B.V.

Dated: February 14, 2013	Signature:	/s/ E.M.J. Thyssen
	Name:	E.M.J. Thyssen
	Title:	Managing Partner

Dated: February 14, 2013	Signature:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer

ALPINVEST PARTNERS BEHEER 2006 B.V.

By: ALPINVEST PARTNERS B.V.
Its: Managing Director

Dated: February 14, 2013	Signature:	/s/ E.M.J. Thyssen
	Name:	E.M.J. Thyssen
	Title:	Managing Partner

Dated: February 14, 2013	Signature:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer

ALPINVEST PARTNERS CSI 2006 LION C.V.

By: ALPINVEST PARTNERS BEHEER 2006 B.V.
Its: General Partner

By: ALPINVEST PARTNERS B.V.
Its: Managing Director

Dated: February 14, 2013	Signature:	/s/ E.M.J. Thyssen
	Name:	E.M.J. Thyssen
	Title:	Managing Partner

Dated: February 14, 2013	Signature:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer

ALPINVEST PARTNERS LATER STAGE II-A LION C.V.

By: ALPINVEST PARTNERS BEHEER 2006 B.V.
Its: General Partner

By: ALPINVEST PARTNERS B.V.
Its: Managing Director

Dated: February 14, 2013	Signature:	/s/ E.M.J. Thyssen
	Name:	E.M.J. Thyssen
	Title:	Managing Partner

Dated: February 14, 2013	Signature:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit 1            Joint Filing Agreement dated as of February 14, 2013

Exhibit 1

Joint Filing Agreement

We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

ALPINVEST PARTNERS B.V.

Dated: February 14, 2013	Signature:	/s/ E.M.J. Thyssen
	Name:	E.M.J. Thyssen
	Title:	Managing Partner

Dated: February 14, 2013	Signature:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer

ALPINVEST PARTNERS BEHEER 2006 B.V.

By: ALPINVEST PARTNERS B.V.
Its: Managing Director

Dated: February 14, 2013	Signature:	/s/ E.M.J. Thyssen
	Name:	E.M.J. Thyssen
	Title:	Managing Partner

Dated: February 14, 2013	Signature:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer

ALPINVEST PARTNERS CSI 2006 LION C.V.

By: ALPINVEST PARTNERS BEHEER 2006 B.V.
Its: General Partner

By: ALPINVEST PARTNERS B.V.
Its: Managing Director

Dated: February 14, 2013	Signature:	/s/ E.M.J. Thyssen
	Name:	E.M.J. Thyssen
	Title:	Managing Partner

Dated: February 14, 2013	Signature:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer

ALPINVEST PARTNERS LATER STAGE II-A LION C.V.

By: ALPINVEST PARTNERS BEHEER 2006 B.V.
Its: General Partner

By: ALPINVEST PARTNERS B.V. Its: Managing Director

Dated: February 14, 2013	Signature:	/s/ E.M.J. Thyssen
	Name:	E.M.J. Thyssen
	Title:	Managing Partner

Dated: February 14, 2013	Signature:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer